UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December 2007

Commission File Number 1-14966

CNOOC Limited
(Translation of registrant’s name into English)

65th Floor Bank of China Tower One Garden Road Central, Hong Kong
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNOOC Limited

By:	/s/ Kang Xin
Name:	Kang Xin
Title:	Company Secretary
Dated: December 7, 2007

EXHIBIT INDEX

Exhibit No.	Description

99.1	Announcement dated December 6, 2007, entitled “Poll Results of Extraordinary General Meeting Held on 6 December 2007”.

Exhibit 99.1
(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(Stock Code: 883)

POLL RESULTS OF EXTRAORDINARY GENERAL MEETING
HELD ON 6 DECEMBER 2007

The EGM was held on 6 December 2007 at 2:00 p.m. at Island Shangri-La, Pacific Place, Supreme Court Road, Central, Hong Kong, at which the ordinary resolutions in respect of the Revised Cap for the Relevant Category, the Non-exempt Continuing Connected Transactions and the Proposed Caps for each category of the Non-exempt Continuing Connected Transactions were duly passed by the Independent Shareholders by way of poll.

Reference is made to the circular of the Company dated 13 November 2007 (the “Circular”) in respect of the Revised Cap for the Relevant Category, the Non-exempt Continuing Connected Transactions and the Proposed Caps for each category of the Non-exempt Continuing Connected Transactions. Unless otherwise specified in this announcement, terms used herein shall have the same meanings as defined in the Circular.

The extraordinary general meeting (the “EGM”) was held on 6 December 2007 at 2:00 p.m. at Island Shangri-La, Pacific Place, Supreme Court Road, Central, Hong Kong, at which the ordinary resolutions in respect of the Revised Cap for the Relevant Category, the Non-exempt Continuing Connected Transactions and the Proposed Caps for each category of the Non-exempt Continuing Connected Transactions were duly passed by the Independent Shareholders by way of poll.

As explained in the Circular, OOGC, CNOOC (BVI) and their respective associates were required to, and did, abstain from voting in relation to the ordinary resolutions in respect of the Revised Cap for the Relevant Category, the Non-exempt Continuing Connected Transactions and the Proposed Caps for each category of the Non-exempt Continuing Connected Transactions. There were no Shares in respect of which their holders were entitled to attend and vote only against any of the resolutions at the EGM.

POLL RESULTS AT THE EGM

As at the date of the EGM, the total number of Shares in issue were 44,287,378,921, and the total number of Shares entitling the Independent Shareholders to attend and vote in respect of the ordinary resolution approving the Revised Cap for the Relevant Category, the Non-exempt Continuing Connected Transactions and the Proposed Caps for each category of the Non-exempt Continuing Connected Transactions (excluding the number of Shares held by OOGC, CNOOC (BVI) and their respective associates who are required to abstain from voting in relation to the relevant resolutions), at the EGM were 15,514,651,648, representing approximately 35.03 % of the total number of Shares in issue.

The vote-taking at the EGM was scrutinized by representatives of Computershare Hong Kong Investor Services Limited. The poll results at the EGM were as follows:

Number of votes (%)
Ordinary Resolutions	For	Against
To approve the Revised Cap for the "Provision of exploration and support services" category of continuing connected transactions	6,207,407,970 (99.7522%)	15,418,748 (0.2478%)
To approve the Non-exempt Continuing Connected Transactions	6,207,206,770 (99.7490%)	15,620,548 (0.2510%)
To approve the Proposed Caps for each category of the Non-exempt Continuing Connected Transactions	6,207,066,270 (99.7464%)	15,779,648 (0.2536%)

By Order of the Board CNOOC Limited Kang Xin Company Secretary

Hong Kong, 6 December 2007

As at the date of this announcement, the Board comprises the following:

Executive Directors Fu Chengyu (Chairman) Zhou Shouwei Wu Guangqi Yang Hua	Independent Non-executive Directors Edgar W. K. Cheng Chiu Sung Hong Evert Henkes Lawrence J. Lau Tse Hau Yin, Aloysius
Non-executive Directors Luo Han Cao Xinghe Wu Zhenfang